UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02037095

NO ACT
P.E 5-03-02
1-16283

PROCESSED
MAY 3 0 2002
THOMSON
FINANCIAL

May 24, 2002

Act 1934
Section
Rule 14A-8
Public Availability 5/24/2002

W. Leslie Duffy
Cahill Gordon & Reindel
Eighty Pine Street
New York, NY 10005-1702

Re: Equidyne Corporation

Dear Mr. Duffy:

This is in regard to your letters dated April 29, 2002 and May 3, 2002 concerning the shareholder proposal submitted by Henry J. Rhodes for inclusion in Equidyne's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponent has clarified that his proposal related to nomination procedures and not rule 14a-8, and that Equidyne therefore withdraws its April 16, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: David Sayid
Sayid and Associates LLP
315 West 57 Street
Suite 14K
New York, NY 10019

CAHILL GORDON & REINDEL
EIGHTY PINE STREET
NEW YORK, N.Y. 10005-1702

WASHINGTON, D.C. OFFICE
1990 K STREET, N.W.
WASHINGTON, D.C. 20006-1181

EUROPEAN OFFICE
AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON EC2N 2HA

TELEPHONE 212-701-3000
FACSIMILE 212-269-5420

WRITER'S DIRECT NUMBER

(212) 701-3450

April 16, 2002

Re: Equidyne Corporation
(Commission File No. 0-9922)

Dear Sir or Madam:

On behalf of and as counsel to Equidyne Corporation (the "Company"), we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy statement and form of proxy for its 2002 annual meeting of stockholders (the "2002 Proxy Statement") a request, submitted on behalf of Mr. Henry J. Rhodes, to nominate five individuals for election to the Company's Board of Directors.

On March 27, 2002, the Company received a letter, sent on behalf of Mr. Rhodes, which set forth Mr. Rhodes' request. On April 2, 2002, the Company received a second letter, sent on behalf of Mr. Rhodes, requesting that the Company confirm that Mr. Rhodes' nominees will appear in the 2002 Proxy Statement. Finally, on April 5, 2002, the Company received a third letter, sent on behalf of Mr. Rhodes, requesting that the Company provide Mr. Rhodes with certain information pursuant to Rule 14a-7 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As evidenced by Mr. Rhodes' letters, it is unclear what action Mr. Rhodes is requesting that the Company take. Mr. Rhodes' March 27, 2002 letter simply states, in relevant part, "[b]y this letter, Mr. Rhodes, is proposing an alternate slate of nominees for the Company's Board of Directors" and provides biographical information relating to each of his purported director nominees. Pursuant to Mr. Rhodes' April 2, 2002 letter, Mr. Rhodes then requests that his director nominees appear in the 2002 Proxy Statement. However, Mr. Rhodes' April 5, 2002 letter, which states that it is an "official request" for information pursuant to Rule 14a-7 of the Exchange Act, clearly indicates that Mr. Rhodes expects to prepare his own solicitation material, rather than include his director nominees in the 2002 Proxy Statement.

Again, although Mr. Rhodes' letters are both contradictory and unclear, to the extent that such letters purport to constitute a shareholder proposal, pursuant to Rule 14a-8 of the Exchange Act, to include in the 2002 Proxy Statement Mr. Rhodes' nomination of five individuals for election to the Company's Board of Directors, we hereby notify the Commission of the Company's intention to exclude such nominations from the 2002 Proxy Statement. The Company has based its determination, in part, on Rule 14a-8(i)(8) of the Exchange Act, which states that a company may exclude a shareholder proposal if "the proposal relates to an election for membership on the company's board of directors or analogous governing body."

The Commission has consistently taken the position that shareholder proposals similar to Mr. Rhodes' purported proposal may be excluded under Rule 14a-8(i)(8) and its predecessor, Rule 14a-8(c)(8). For example, in Bull & Bear U.S. Government Securities Fund, Inc. (publicly available July 16, 1998), the Commission stated:

> "...the Commission adopted the exclusion related to elections because it was of the view that the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules...were specifically designed to regulate the conduct of elections."

The Commission reached similar conclusions in Independent Bank Corp. (publicly available February 8, 2002), Global TeleSystems, Inc. (publicly available May 29, 2001), The York Group, Inc. (publicly available February 7, 2001), Westmark Group Holdings, Inc. (publicly available April 17, 2000), Baldor Electric Company (publicly available December 30, 1999), Datron Systems Incorporated (publicly available March 29, 1999), Interim Services Inc. (publicly available December 15, 1998) and Dow Jones & Company, Inc. (publicly available January 31, 1996).

Because the sole subject matter of Mr. Rhodes' letters is the nomination of five individuals for election to the Company's Board of Directors at its 2002 annual meeting of stockholders, Mr. Rhodes' request falls squarely within the language of Rule 14a-8(i)(8) of the Exchange Act and, consequently, we are of the opinion that it may properly be excluded by the Company from its 2002 Proxy Statement.

The Company's 2002 annual meeting of stockholders is scheduled to be held on May 28, 2002 and the Company expects to file the 2002 Proxy Statement on or about April 24, 2002. Accordingly, on behalf of the Company, we hereby respectfully request that the Commission waive compliance with the 80-day filing requirement set forth in Rule 14a-8(j)(1) because the Company received Mr. Rhodes' first letter on March 27, 2002, after such 80-day deadline had passed.

In accordance with Rule 14a-8(j) under the Exchange Act, on behalf of the Company, we enclose herewith for filing six copies of this letter, together with six copies of each of Mr. Rhodes' letters, which are attached hereto as Annex A. One copy of this letter, including Annex A hereto, is being simultaneously sent to Mr. Rhodes.

Should you have any questions regarding any aspect of this matter or require any additional information, please call either the undersigned at (212) 701-3450 or W. Leslie Duffy of this office at (212) 701-3480.

Very truly yours,

Christopher T. Cox

Christopher T. Cox

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

BY HAND

Annex A

SAYID AND ASSOCIATES LLP
ATTORNEYS AND COUNSELORS AT LAW
315 WEST 57 STREET
SUITE 14K
NEW YORK, NY 10019
TEL: (212) 262-6188
262-3166
FAX: (212) 957-6522
247-7535
E-MAIL: sayidlaw@aol.com

March 26, 2002

Equidyne, Inc.
11770 Bernardo Plaza Court
Suite 351
San Diego, CA 92128

ATTEN: Corporate Secretary

RE: Nominations Board of Directors Annual Meeting 2002

Dear Sir or Madam:

This law firm represents Mr. Henry J. Rhodes, a shareholder of 105,206 shares of common voting stock Mr Rhodes resides at 109 Maple Drive, Cartersville, GA 30120 and may be reached, in addition to mail, by the following means:

Telephone (770) 316- 1536
E-mail Abtry241@aol.com

By this letter, Mr. Rhodes, is proposing an alternate slate of nominees for the Company's Board of Directors. Pursuant to the Company's By-laws, Mr. Rhodes who is the shareholder of record for the shares referred to above, is providing the corporation herewith the following information within the specified time, sixty (60) day time period required by said By-laws:

The names and biographical information of each of the nominees and their written consent to serve if elected.

The following are the nominees:

Name	Age	Business Experience
David Katz, MD	55	Biomedical research and Development. Faculty Harvard Medical School.
Jonathan C. Javitt, MD, MPH	45	Pharmaceutical Consulting and Pharmacoeconomics. Chief of Technology Officer of CodeRyte™
Louis B. Ostrow, MD	44	Chief of Surgery, and Chief Manager The Vein Center, Memphis, TN and CEO Health Education Network.
Johannes Mauser, Dr. iur (juris)	41	Managing Director at Concord Effekten AG, a Frankfurt-based bank offering investment banking services.
Kenneth Levy	55	Director of Orlando Predator Entertainment, Inc. (NASDAQ: PRED), United Network Marketing Services, Inc. (OTCBB: UMKG), and MVP Group International Inc. (a private company).

There are no legal proceedings, pending or completed against the nominees, their Companies, the directors, executive officers, or of any business that any such person was a general partner or executive officer.

None of the nominees has been convicted of any criminal offense (excluding traffic violations and other minor offenses) nor are any such proceedings pending in any court of competent jurisdiction.

No nominee has been the subject of any judgment or decree by any court of competent jurisdiction revoking, suspending or enjoining any such nominee or otherwise limiting in any way the participation of such person in the total involvement of business, securities or banking activities.

No nominee has been found by any court of competent jurisdiction to have violated a federal securities or commodities law, including any such finding by the Commission or Commodity Futures Trading Commission.

Please direct any inquiries you may have to the undersigned attorney, or to Mr. Edward da Parma of this office at the numbers above.

Detailed biographies of the nominees are enclosed as Appendix "A" to this letter.

Very truly yours,
For Sayid and Associates LLP

M. David Sayid

M. David Sayid

cc: Henry J. Rhodes

Bruce Rich, Esq.
Thelen, Reid & Priest, LLP
40 West 57th St.
New York, NY 10019

Encl

Engagement Letter
Henry J. Rhodes

Henry J. Rhodes
109 Maple Drive
Cartersville Georgia 30120
Phone 770-316-1536 e-mail ABTRY241@AOL.COM

Equidyne Inc.
11770 Bernardo Plaza Court
Suite 351
San Diego, California 92128

Attention: Corporate Secretary

Dear Madam or Sir,

Pursuant to the Company's by-laws, this letter will serve as a nomination for an alternate Board of Directors to be considered at the annual meeting on May 28, 2002.

I am the owner of 105,026 common voting shares held in my name, Henry J. Rhodes. I reside at 109 Maple Drive, Cartersville, Ga. 30120. I can be reached at 770-316-1536 or by e-mail at abtry241@aol.com.

I have retained Sayid and Associates LLP, a New York law firm, to represent me in this matter. Please consider all correspondence from them in this matter as if it came from me.

They are providing the names, biographies and pertinent information required for the nomination process as part of this matter. Please direct your questions to them at 212-262-1166

Thank you for your time and consideration in this matter.

Sincerely,

Henry J. Rhodes

Henry J. Rhodes

CC: Sayid and Associates.

Appendix
A

APPENDIX A
NOMINEES TO THE EQUIDYNE BOARD OF DIRECTORS
BIOGRAPHIES

Jonathan C. Javitt, M.D., M.P.H.

Jonathan C. Javitt. M.D., M.P.H, 45 years old, is a founding member of five successful health information technology companies and has more than 20 years of experience in pharmaceutical consulting, pharmacoeconomics, health information technology, clinical medicine, epidemiology, and statistics. Currently, Dr. Javitt is on the Board of Directors and is Chief Technology Officer of CodeRyte™, a health information technology firm in Bethesda, MD. Prior to CodeRyte, he was Executive Vice President and Chief Science Officer of Active Health Management, Inc His previous ventures include Health Care Computer Associates, Inc., Clinitec International, Inc., Certitude, Inc. (Chairman and President before merging into United Health Care, Inc where he became Senior Vice President and National Medical Director of the Applied HealthCare Informatics subsidiary) and E-Medx, Inc. (Vice-Chairman). He is also a Founding Member and Vice Chairman of American Medical Laboratories in Israel. Dr. Javitt has worked on product development-related consulting projects for Merck, Inc., Pharmacia, Inc., Bayer, Inc., Bausch and Lomb, Inc., Allergan, Inc., and Alcon, Inc

Dr Javitt has authored more than 200 scientific books, chapters, papers, and abstracts related to health services delivery, health outcomes, clinical trials, pharmacoeconomics, diabetes, and clinical ophthalmology. He has served in many consulting roles including as an Expert Consultant to the White House Executive Office of the President, the Health Care Financing Administration, National Institutes for Diabetes, Digestive, and Kidney Disorders, National Eye Institute, US Food and Drug Administration, Agency for Health Care Research and Quality, US Centers for Disease Control, the American Medical Association and The World Bank. Dr. Javitt has taught and lectured throughout the United States and internationally

Dr. Javitt received his undergraduate degree (with Honors) in Biochemistry at Princeton University and his medical degree from Cornell University Medical School. He received postgraduate clinical training in Internal Medicine at the Lenox Hill Hospital in New York, following which he completed his residency at Thomas Jefferson University (Philadelphia) and his fellowship at Johns Hopkins University (Baltimore) Dr. Javitt also has a Master's Degree in Public Health from Harvard University. Dr. Javitt was born November 7, 1956 and currently resides in Chevy Chase, MD, with his wife and family.

David H. Katz, M.D.

David H Katz, M.D., age 59, has a distinguished 35-year career in medicine, academia, scientific research, as an inventor (over 100 patents), and as a biomedical business executive and entrepreneur. He has founded, and managed, three public companies based on his technology inventions (a fourth public company – also based on Dr. Katz's inventions – was spun-off from one of these). Since the beginning of his career, Dr. Katz has managed a total of over 600 employees in the companies and academic departments for which he was responsible. He has delivered over 500 invited lectures to academic institutions in the U.S. and abroad in the capacity of Visiting Professor or guest Lecturer, and a similar number to Business Forums and meetings in his capacity as a business executive

Dr. Katz is currently a part-time consultant to various biomedical and pharmaceutical companies and to the Federal government. He has served as a Director on the Boards of 8 corporate organizations, ranging from non-profits (such as The Leukemia Society of America) to for-profit companies (including biomedical companies and banking institutions).

From 1988 to 1998, Dr. Katz was the President, Chief Executive Officer, Chief Scientific Officer and a Director of LIDAK (now Avanir) Pharmaceuticals, which he founded, became the initial primary financial investor in (with over $1.0 million of his personal monies) and took public in 1990. In 1981 Dr. Katz founded Medical Biology Institute (MBI), an autonomous, non-profit basic biomedical research organization in La Jolla, and served as the institute's President and Chief Executive Officer from inception in 1981 through 1998. Dr Katz also founded QUIDEL in 1981, a for-profit biotechnology company that created the first generation of "at-home" pregnancy tests, among other new diagnostic products currently in the marketplace. At QUIDEL, Dr. Katz served as its Chairman of the Board and Chief Executive Officer from inception in 1981 through March 1985, and as its Chairman of the Board and Chief Scientific Officer through March, 1988 (Another public company, La Jolla Pharmaceuticals, Inc., based on some of Dr. Katz's therapeutic drug inventions, was spun-off from Quidel in 1989).

From 1976 until the founding of QUIDEL and Medical Biology Institute in 1981, Dr. Katz was Chairman of the Department of Cellular and Developmental Immunology at Scripps Clinic and Research Foundation in La Jolla, California. He also held additional professorial appointments at Scripps in the Department of Medicine (1977-1981), Department of Molecular Immunology (1981-1982), and was a Clinical Member, Scripps Clinic Medical Group (1977-1985). From 1971 through 1976, Dr Katz was Associate

Professor on the Faculty of Medicine, Harvard Medical School. At Harvard he directed an independent scientific research laboratory, taught and trained Medical Students and Postdoctoral Fellows, raised research grant funds from the federal government and private foundations and administered a training program.

Since 1971, Dr. Katz has been awarded more than $120 million in grants from the National Institutes of Health and various private Foundations, and he has trained over 55 scientists who are now serving in academic and/or high administrative positions in the United States, Europe, Japan, and Israel. Dr. Katz has authored over 300 scientific publications including a singularly authored textbook and 6 co-edited books in his field of Immunology and has over 100 U.S. and Foreign filed and/or issued invention patents. He has served on numerous governmental and private advisory commissions in the U.S. and abroad. From the beginning of the "war on cancer" in 1972 (until 1986), Dr. Katz served on the National Cancer Institute's Special Advisory Committee (initiated by then-President Nixon) responsible for funding the major Cancer Centers Program throughout the U.S.

Dr. Katz earned his B.A. degree (with Distinction) from the University of Virginia and his M.D degree from Duke University Medical School. After clinical training in Thoracic Surgery and Clinical Endocrinology at Duke Medical Center and in Internal Medicine at The Johns Hopkins University Hospital, Dr. Katz began his professional career as a Staff Associate in the Laboratory of Immunology, at the National Institutes of Health (NIH). Dr. Katz was born in Richmond, Virginia on February 17, 1943. He has been married to Lee R. Katz, a research scientist, since 1963 and together they have two daughters, Lisa (age 34) and Danica (age 32), and one grandson, Benjamin (age 1 month). The family resides in La Jolla, California.

Dr. Iur. Johannes Mauser

Dr. Johannes Mauser, 42 years old, presently is a Managing Director at Concord Effekten AG, a Frankfurt-based bank which focuses on the German small and mid cap markets and which provides investment-banking services. Concord Effekten is also a major shareholder AG (approximately 10%) of Rösch, which has a contractual relationship with Equidyne Corp. Dr. Mauser is a founder of Concord's corporate finance business, where he has been responsible for building up a strong equity capital markets (ECM) team as well as the legal department. Currently, Dr. Mauser is responsible for raising a multi-million dollar financing for a private equity technology fund.

From 1994 to 1998, Dr. Mauser was a vice president in the legal department and the corporate finance division of a southwest German Bank, Baden-Württembergische Bank AG, Stuttgart. Concurrently, he served as a General Manager at the Technologie Zentrum Stuttgart-Pfaffenwald GmbH, a Center for technology start-up companies. In addition, Dr. Mauser served as member of the board at Mittelständische Beteiligungsgesellschaft Baden-Württemberg GmbH, a venture capital firm specializing in technology startup companies in southwestern Germany. Since 1996, Dr. Mauser has been a registered attorney-at-law at the local and regional court in Frankfurt/Mains, Germany.

In addition to other transactions, Dr. Mauser has been involved in several financing projects in the medical technology industry, including three initial public offerings (IPO) at the Frankfurt stock exchange. He has a thorough understanding of financing and building up innovative growth companies including strategic consulting and the organization of mergers & acquisitions. Dr. Mauser presently serves as a Supervisory Board Member of Eckert & Ziegler AG, a stock-listed German medical technology company in the field of isotope technology. Dr. Mauser frequently speaks at venture capital conferences and IPO forums.

After graduating in 1979 from High School in Hechingen, Germany, Dr. Johannes Mauser served in the German Airforce from 1979 to 1980. Dr. Mauser received his first and second (Bar exam) German law degree from Eberhard-Karls-University, Tübingen, Germany. He received his Doctorate degree (Dr. iur.) from 1993 to 1996 at the same University. He was born in Tübingen, Germany in 1960. He is married to Dunja Anna Debis, a Diplom Kauffrau (similar to an MBA degree), and they reside in Dreieich/Frankfurt, Germany with their young daughter Anna Lena and their young son Louis Florentin.

Louis B. Ostrow, M.D.

Dr. Louis B. Ostrow, 44 years old, is a Board Certified Cardiothoracic Surgeon who presently serves as Chief of Surgery and Chief Manager of The Vein Center and is the CEO and President of the Health Education Network, both in Memphis Tennessee. Dr. Ostrow was the Co-Founder (1997) and Founder (1998), respectively, of these two organizations. In 1991 Dr. Ostrow founded and then directed (until 1997) a heart surgery program at a regional medical center in Missouri. He was also the Chairman of Cardiothoracic Surgery at that institution during the same time period. During the preceding year, Dr. Ostrow served as a Staff Cardiothoracic Surgeon at the Heart Institute of the Desert in Rancho Mirage, California (1990-1991), and was Chief of Thoracic Surgery at that institution. He has held previous hospital staff appointments at the Eisenhower Medical Center-Rancho Mirage, CA and Saint Francis Medical Center-Cape Girardeau, Missouri. Currently, he holds staff appointments at the Saint Francis Hospital, Baptist Memorial Hospitals and Methodist Hospitals, all in Memphis, TN.

Dr. Ostrow is a Fellow of the American College of Surgeons and the American College of Chest Physicians as well other medical and surgical societies. He is the recipient of numerous medical and surgical awards and has authored and presented many papers relating to cardiovascular surgery and other medical topics, including the recently released consumer book, *Veins: Everything You Need to Know for Health and Beauty* that he co-authored with his wife (also a physician and surgeon).

Dr. Ostrow received his B.A. in Biology (with Honors), graduating *Magna cum laude*, from Temple University and his M. D. degree from New York Medical College. He completed his post-graduate training in general surgery residency at Davis Grant United States Air Force Medical Center, Travis Air Force Base, California, during which time he also served as an officer in the United States Air Force. He was also the United States Air Force Trauma and Burn Fellow in the Department of Surgery at the University of California, San Francisco General Hospital. He completed his specialty training in cardiovascular and thoracic surgery at the University of Tennessee in Memphis. He has received Board Certification in both General Surgery (1989) and Thoracic Surgery (1991) and has subsequently been recertified in both specialties. Dr. Ostrow was born in Philadelphia, Pennsylvania in 1958. He is married to Bridget F. Ostrow, also an M.D. (surgeon), and they reside in Memphis, Tennessee with their two young daughters (Anne and Rachel) and sons (Samuel and Eli).

Kenneth Levy

Kenneth Levy is currently a director of Orlando Predator Entertainment, Inc. (NASDAQ: PRED), United Network Marketing Services, Inc. (OTCBB: UMKG), and MVP Group International Inc. (a private company).

At 55 years old Mr. Levy has over 30 years of successful business and entrepreneurial experience. His expertise ranges from startup and early stage development to executive management, corporate finance and sales. Mr. Levy has many successes to his credit.

After graduating from Hofstra University in 1968 with a degree in Chemistry, Mr. Levy began his career in the securities brokerage industry. In 1972, Mr. Levy left the brokerage industry to become a salesman for a division of

American Hospital Supply; after only 5 years, he became National Accounts Manager. Mr. Levy left American Hospital Supply in 1976 to found a retail apparel outlet, which he grew to over 21 stores. He grew that business to over several million in revenue and in 1980 Mr. Levy successfully negotiated the sale of all 21 stores.

In 1986, Mr. Levy returned to the brokerage industry as an operating officer of the investment banking/brokerage firm, Global Capital, which he helped to create and grew to over 300 brokers doing business around the world. Mr. Levy was actively involved in working with client companies to obtain financing in addition to playing a key role in structuring and negotiating numerous investment-banking transactions. Mr. Levy has participated in the operation of the capital markets in successfully obtaining financing, both equity and debt, to provide the necessary financial resources to support development stage companies.

In 1997, Mr. Levy joined Jansen-Myers as Managing Director specialization in turnaround situations. Throughout the 1990's, Mr. Levy worked on several projects as principal within the former Republics of the Soviet Union. He has developed and financed several businesses in the former Soviet Union, a number of which continue operating today.

A native New Yorker, Mr. Levy was born and raised in New York City. He is married to Beverly Levy for 31 years and together they have raised two sons, Drew (age 21) and Chad (age 17).

Letters of Consent
To Serve

Jonathan C. Javitt, M.D., M.P.H.
8300 Twin Forks Lane
Chevy Chase, Maryland 20815

March 17, 2002

Att: David Sayid, Esq.

Re: Equidyne, Inc.

Dear Mr. Sayid,

I accept the nomination to serve on the Board of Directors of Equidyne, Inc. If elected, I consent to serve as a director. As discussed, there are no past or present issues brought against me by the SEC, the Commodities Exchange, or any similar entity and I have never been barred from any activity by those or other public regulatory entities.

Sincerely yours,

Jonathan C. Javitt, M.D., M.P.H.

DAVID H. KATZ, M. D.

March 16, 2002

SENT VIA FAX
(212) 247-7535

Mr. David Sayid

Re: Equidyne Board Nominees Slate

Dear Mr. Sayid:

I am writing with the understanding that you are qualified legal counsel representing Mr. Charles Kusche and other investors in Equidyne.

I hereby accept the nomination to serve on the Board of Directors of Equidyne. If elected, I hereby consent to serve as a Director.

I also warrant that I am not involved in any existing or pending legal actions, nor have I ever been involved in any matters pertaining to SEC or any other regulatory authorities' rules, regulations and/or laws.

Sincerely yours,

David H. Katz

David H. Katz, M.D.

1775 La Jolla Rancho Road La Jolla, California 92037
Phone (858) 454-5054 Fax (858) 454-9054
E-Mail DKatzMD@aol.com

CONCORD
Effekten Aktiengesellschaft

Personal/Confidential
Mr.
David Sayid
Attorney at Law
Sayid & Associates
315 West 57th Street, Suite 14K
10019 New York, NY

Frankfurt/Main, March 21, 2002

Via Telefax: 001-212-2626188

Nomination to Board of Directors of Equidyne Corp.

Dear Mr. Sayid,

I refer to Mr. Eallers conversations with Charles Kusche regarding the nomination of a new Board of Directors at Equidyne Corp. We learned that you plan to deliver the list with these new directors to Equidyne Corp. by Friday, March 22 in order to have it properly on the agenda for the shareholders meeting which is called up for May 28, 2002.

I was nominated by Concord Effekten AG to serve on the Board of Directors of Equidyne Corp. on March 18, 2002 in accordance with the shareholder group represented by Mr. Charles Kusche.

I hereby accept the nomination to serve on the Board of Directors of Equidyne Corp. and if elected on the next shareholder meeting, which is called up for May 28, 2002, I consent to serve under the condition of a D&O insurance.

Best Regards

Dr. J. Mauser

Dr. Johannes Mauser
Managing Director
Concord Corporate Finance GmbH

Louis B. Ostrow, MD
6209 Poplar, Suite 200
Memphis, TN 38119
Tel: 901-818-0100
Fax: 901-818-0104
lbostrow@usit.net

March 21, 2002

VIA FACSIMILE TO: 212-247-7535

Mr. David Sayid

Re: Equidyne

Dear Mr. Sayid,

I am pleased to accept a nomination to serve on the Board of Directors of Equidyne Corporation and, if I am elected, I consent to serve as a Director on the Board.

I also inform you that I am not involved, nor ever have been involved, in any SEC-related problems or any legal actions that would hinder me from accepting a position on a public company Board.

Sincerely Yours,

Louis B. Ostrow

Louis B. Ostrow, M.D.

KENNETH LEVY
43 FIFTH AVENUE
NEW YORK, N.Y. 10003
(212) 929-0399

March 25, 2002

To Whom It May Concern:

I accept the nomination to serve on the board of directors of Equidyne Corporation.
If elected, I consent to serve.

SAYID AND ASSOCIATES LLP
ATTORNEYS AND COUNSELORS AT LAW
315 WEST 57 STREET
SUITE 14K
NEW YORK, NY 10019
TEL: (212) 262-6188
FAX: (212) 957-6522
E-MAIL: sayidlaw@aol.com

April 5, 2002

Mr. Jeffrey Weinress
Equidyne, Corp.
11770 Bernardo Plaza Court
Suite 351
San Diego, CA 92128

VIA FACSIMILE AND FEDERAL EXPRESS

RE: **REQUEST FOR INFORMATION**

Dear Mr Weinress:

This letter is an official request pursuant to Rule 14 a - 7 of the Securities and Exchange Act of 1934, as amended on behalf of Henry Rhodes, shareholder as follows:

(a) Notification as to whether the Company has elected to (i) mail Mr. Rhodes' shareholder's nominee materials; or (ii) provide Mr. Rhodes a security holder list ;or (iii) mail copies of any proxy statement, form of proxy or other soliciting material furnished by the security holder to the record holders, including banks, brokers, and similar entities, as designated by Mr. Rhodes.

(b) A statement of the approximate number of record holders and beneficial holders, separated by type of holder (institutional, individual, trust, bank, etc.) and class, owning securities in the same class or classes as holders which have been or are solicited on management's behalf.

(c) The estimated cost of mailing proxy statements, form of proxy or other communication to such holders, including to the extent known or reasonably available, the estimated cost of mailing to any bank, broker, and similar person through whom the Company has solicited or intends to solicit beneficial owners in connection with the annual shareholders' meeting.

(d) A reasonably current list of the names, addresses, security positions of record holders, including banks, brokers and similar entities, holding securities which have been or are to be solicited on management's behalf.

(e) The names, addresses and security positions of beneficial owners as specified in § 240.14a-13(b) of the Act in the possession, or which subsequently comes into the possession, of the Company.

(f) All security holder list information shall be in the format as follows:

Name	Address	Class	No. of Shares Owned	No. of Shares Beneficially Owned

(g) The time and place of the meeting so that we may file Schedule 14 a with the Securities and Exchange Commission.

The Commission requires that this information be delivered to Mr. Rhodes within five (5) business days of receipt. Delivery of this information to this firm must be completed on or before April 15, 2002.

Should you decide to ignore Mr. Rhodes's request, he has authorized us to make the appropriate disclosures of the Company's non-compliance with the United States Securities and Exchange Commission.

Very truly yours,
For Sayid and Associates LLP

M. David Sayid
M. David Sayid

cc. Henry Rhodes

SAYID AND ASSOCIATES LLP
ATTORNEYS AND COUNSELORS AT LAW
315 WEST 57 STREET
SUITE 14K
NEW YORK, NY 10019
TEL: (212) 262-6188
FAX: (212) 957-6523
E-MAIL: sayidlaw@aol.com

April 2, 2002

Mr. Jeffery Weinress
Equidyne Corporation
11770 Bernardo Plaza Court
Suite 351
San Diego, CA 92128

VIA FACSIMILE AND OVERNIGHT MAIL

RE: NOMINEES FOR THE BOARD OF DIRECTORS FOR EQUIDYNE CORPORATION

Dear Mr. Weinress:

We note from our receipt from Federal Express that on March 27, 2002 at 10:50 AM PST the Company received our correspondence and packet regarding the nominees for the Board of Directors from Mr. Rhodes.

Please contact us confirming that these nominees will indeed appear in the Equidyne proxy statement along with any additional information that may be required. If we have not received an answer to this letter by April 10, 2002, we will assume that Equidyne has elected to ignore Mr. Rhodes' nominations and will begin appropriate legal action before the Court of Chancery in Delaware, the Securities and Exchange Commission as well as in any court of competent jurisdiction to insure the inclusion of these nominees in the Equidyne proxy statement.

In addition, as we read the Company's press release announcing the date of the annual meeting, we noted that the Company fails to provide a time and place where said meeting will be held. Pursuant to Equidyne's by-laws, notice must be received by the shareholders no later than ten (10) days prior to the date of the meeting. Since we represent a growing number of shareholders who plan to attend the annual meeting, we would appreciate any information regarding the site and time of the meeting so they may make appropriate hotel and airline reservations.

Very truly yours,
For Sayid and Associates LLP

M. David Sayid

M. David Sayid

cc: Henry J. Rhodes

Bruce Rich, Esq.
Thelen, Reid & Priest

Original

SAYID AND ASSOCIATES LLP
ATTORNEYS AND COUNSELORS AT LAW
315 WEST 57 STREET
SUITE 14K
NEW YORK, NY 10019
TEL: (212) 262-6188
262-1166
FAX: (212) 957-6522
247-7535
E-MAIL: sayidlaw@aol.com

April 18, 2002

United States
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Equidyne Corporation
(Commission File No. 0-9922)

Dear Sir or Madam:

This firm represents Mr. Henry J. Rhodes, a shareholder of Equidyne Corporation's (the "Company") common voting stock. It is our understanding that on or about April 16, 2002, the Company submitted a letter to the Securities and Exchange Commission (the "Commission") intending to exclude from its proxy statement a request submitted on behalf of Mr. Rhodes to nominate five qualified individuals for election to the Company's Board of Directors. We hereby are notifying the Commission of Mr. Rhodes' response and request that the Commission deny permission to Equidyne Corporation to exclude Mr. Rhodes' nominees from the Company's 2002 proxy statement.

In the Company's response and explanation as to their request to exclude Mr. Rhodes proposal, it states that Mr. Rhodes' letter as to what action he is seeking is unclear. That statement is belied by the fact that, the Company on April 9, 2002, published a news release (attached hereto as an Exhibit) succinctly stating exactly what Mr. Rhodes had proposed and publicly alleging that it Mr. Rhodes' nomination was "invalid... and the nominees were ineligible for election". Mr. Rhodes believes that the Company's public statement was misleading and calculated to permit shareholders from exercising their right of choice in this matter.

Based upon this publication, Mr. Rhodes began to take those steps required under Rule 14a to solicit proxies in opposition to the recommended nominees of the Board of Directors. Given the brief time between Mr. Rhodes proposal and the annual meeting, Mr. Rhodes believed it was appropriate to ensure that he have sufficient information to solicit proxies if the Company prevailed and his proposal was excluded. The Company would have the Commission believe that somehow this fact is contradictory with Mr. Rhodes' desire to nominate and elect a board of directors, when, in fact, Mr. Rhodes is acting consistently in protecting his ability to solicit proxies on his own should that become necessary.

Mr. Rhodes request to have his nominees included in the Company's proxy stems not from Rule 14a, but from the Company's by-laws. Section 11 of the Company by-laws establishes the procedures and time limits for any shareholder to include "business" in the proxy statement to be considered at the annual meeting. The term business has a broader scope than proposal. While Mr. Rhodes is aware of the Company's right to request the Commission to approve its exclusion of Mr. Rhodes' nominations under 14a 8(i), it would seem that the promise, under the Company's by-laws, to include all business creates an implied, if not, specific obligation to do so.

From the initiation of Mr. Rhodes' legitimate request to have the shareholders consider an alternate slate of nominees, the Company has comported itself in such a manner as to deprive shareholders of choice in the exercise of their franchise.

Furthermore, upon reading the Company's Form 8-K filed with the Commission on December 7, 2001, Mr. Rhodes discovered that the independent auditor, Ernst & Young, LLP was being replaced after it advised the Company that it would be unable to render an opinion on the Company's consolidated financials.

It is important to note that the Commission's decisions, cited by the Company, all occurred in a time and political atmosphere before the circumstances surrounding Enron, and its auditors, came to light. The consequences of which have been disastrous to that company's shareholders. By granting Mr. Rhodes' request to include his nominees in the Company's proxy statement, the Commission will ensure that Equidyne's shareholders have the opportunity for a complete and open discussion of management's performance and, in accordance with the Company's by-laws, an option to replace them if they so desire.

In accordance with Rule 14a-8(i) under the Securities and Exchange Act, on behalf of Mr. Rhodes, we enclose herewith for filing six (6) copies of each of this letter with the Company's April 9, 2002 news release, and Section 11 of its by-laws attached as exhibits hereto. One copy of this letter, including its exhibits, is being sent to the Company.

Very truly yours,
For Sayid and Associates LLP

M. David Sayid

M. David Sayid

cc: Henry J. Rhodes

Business Wire

Equidyne Corp. Responds to Stockholder Nominations

April 09, 2002 08:30:00 AM ET

SAN DIEGO--(BW HealthWire)--April 9, 2002--Equidyne Corp. IJX today announced that a notice received by the Company on behalf of Mr. Henry J. Rhodes regarding Mr. Rhodes' intent to nominate an alternate slate of directors at the Company's 2002 annual meeting of stockholders and to have that slate included in the Company's proxy statement is invalid because it fails to meet various applicable state and federal legal requirements. Mr. Rhodes' nominees are, therefore, ineligible for election at the Company's 2002 annual meeting.

About the Company:

Equidyne Corp. (www.equidyne.com), through Equidyne Systems Inc., a wholly-owned subsidiary based in San Diego, is working to capitalize on the growing market for needle-free drug delivery systems for subcutaneous injections. The INJEX(TM) needle-free injector is a compact, uncomplicated device that delivers a virtually painless injection through the skin in a fraction of a second, and eliminates needle stick and disposal problems. The INJEX (TM) system is a comfortable, economical alternative to delivering medications using conventional needle injections.

Contact Information:
Equidyne Corp., San Diego
Jeffery Weinress, 858/451-7001
Chief Financial Officer

Back to Recent News

the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 11. Advance Notice of Stockholder Business. At any annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who is entitled to vote with respect thereto and who complies with the notice procedures set forth in this Section 11. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in voting to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered or mailed to and received at the principal executive offices of the Corporation not less than sixty days nor more than ninety days prior to the date of the annual meeting; provided, however, that in the event that less than fifty days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary shall set forth as to each matter such stockholder proposes to bring before the annual meeting, the following:

(i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

(ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business;

CAHILL GORDON & REINDEL

EIGHTY PINE STREET

NEW YORK, N.Y. 10005-1702

WASHINGTON, D.C. OFFICE
1990 K STREET, N.W.
WASHINGTON, D.C. 20006-1181

EUROPEAN OFFICE
AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON EC2N 2HA

TELEPHONE 212-701-3000
FACSIMILE 212-269-5420

WRITER'S DIRECT NUMBER

(212) 701-3450

April 29, 2002

Re: Equidyne Corporation
(Commission File No. 0-9922)

Dear Sir or Madam:

On behalf of and as counsel to Equidyne Corporation (the "Company"), we are writing in response to the letter dated April 18, 2002 addressed to the Securities and Exchange Commission (the "Commission") and submitted on behalf of Henry J. Rhodes (the "Rhodes Letter"). For your convenience, we have attached hereto as Annex A a copy of the Rhodes Letter and have also attached hereto as Annex B a copy of our letter dated April 16, 2002 addressed to the Commission and submitted on behalf of the Company.

We respectfully note that the Rhodes Letter has clarified Mr. Rhodes' position with respect to his request to nominate five individuals for election to the Company's Board of Directors. As we indicated in our April 16 letter, the Company has based its determination to exclude Mr. Rhodes' nominees, in part, on Rule 14a-8(i)(8) of the Securities Exchange Act of 1934, which states that a company may exclude a shareholder proposal if "the proposal relates to an election for membership to the company's board of directors or analogous governing body." After receiving our April 16 Letter, Mr. Rhodes now concedes that his request was not made pursuant to Rule 14a-8, but rather pursuant to the Company's By-Laws. The Rhodes Letter states, in relevant part, that "Mr. Rhodes request to have his nominees included in the Company's proxy stems not from Rule 14a, but from the Company's by-laws."

Should you have any questions regarding this matter or require any additional information, please call either the undersigned at (212) 701-3450 or W. Leslie Duffy of this office at (212) 701-3480.

Very truly yours,

Christopher T. Cox

Christopher T. Cox

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

BY HAND

Annex A

SAYID AND ASSOCIATES LLP
ATTORNEYS AND COUNSELORS AT LAW
315 WEST 57 STREET
SUITE 14K
NEW YORK, NY 10019
TEL: (212) 262-6188
262-1166
FAX: (212) 957-6522
247-7535
E-MAIL: sayidlaw@aol.com

April 18, 2002

United States
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Equidyne Corporation
(Commission File No. 0-9922)

Dear Sir or Madam:

This firm represents Mr. Henry J. Rhodes, a shareholder of Equidyne Corporation's (the "Company") common voting stock. It is our understanding that on or about April 16, 2002, the Company submitted a letter to the Securities and Exchange Commission (the "Commission") intending to exclude from its proxy statement a request submitted on behalf of Mr. Rhodes to nominate five qualified individuals for election to the Company's Board of Directors. We hereby are notifying the Commission of Mr. Rhodes' response and request that the Commission deny permission to Equidyne Corporation to exclude Mr. Rhodes' nominees from the Company's 2002 proxy statement.

In the Company's response and explanation as to their request to exclude Mr. Rhodes proposal, it states that Mr. Rhodes' letter as to what action he is seeking is unclear. That statement is belied by the fact that, the Company on April 9, 2002, published a news release (attached hereto as an Exhibit) succinctly stating exactly what Mr. Rhodes had proposed and publicly alleging that it Mr. Rhodes' nomination was "invalid... and the nominees were ineligible for election". Mr. Rhodes believes that the Company's public statement was misleading and calculated to permit shareholders from exercising their right of choice in this matter.

Based upon this publication, Mr. Rhodes began to take those steps required under Rule 14a to solicit proxies in opposition to the recommended nominees of the Board of Directors. Given the brief time between Mr. Rhodes proposal and the annual meeting, Mr. Rhodes believed it was appropriate to ensure that he have sufficient information to solicit proxies if the Company prevailed and his proposal was excluded. The Company would have the Commission believe that somehow this fact is contradictory with Mr. Rhodes' desire to nominate and elect a board of directors, when, in fact, Mr. Rhodes is acting consistently in protecting his ability to solicit proxies on his own should that become necessary.

Mr. Rhodes request to have his nominees included in the Company's proxy stems not from Rule 14a, but from the Company's by-laws. Section 11 of the Company by-laws establishes the procedures and time limits for any shareholder to include "business" in the proxy statement to be considered at the annual meeting. The term business has a broader scope than proposal. While Mr. Rhodes is aware of the Company's right to request the Commission to approve its exclusion of Mr. Rhodes' nominations under 14a 8(i), it would seem that the promise, under the Company's by-laws, to include all business creates an implied, if not, specific obligation to do so.

From the initiation of Mr. Rhodes' legitimate request to have the shareholders consider an alternate slate of nominees, the Company has comported itself in such a manner as to deprive shareholders of choice in the exercise of their franchise.

Furthermore, upon reading the Company's Form 8-K filed with the Commission on December 7, 2001, Mr. Rhodes discovered that the independent auditor, Ernst & Young, LLP was being replaced after it advised the Company that it would be unable to render an opinion on the Company's consolidated financials.

It is important to note that the Commission's decisions, cited by the Company, all occurred in a time and political atmosphere before the circumstances surrounding Enron, and its auditors, came to light. The consequences of which have been disastrous to that company's shareholders. By granting Mr. Rhodes' request to include his nominees in the Company's proxy statement, the Commission will ensure that Equidyne's shareholders have the opportunity for a complete and open discussion of management's performance and, in accordance with the Company's by-laws, an option to replace them if they so desire.

In accordance with Rule 14a-8(i) under the Securities and Exchange Act, on behalf of Mr. Rhodes, we enclose herewith for filing six (6) copies of each of this letter with the Company's April 9, 2002 news release, and Section 11 of its by-laws attached as exhibits hereto. One copy of this letter, including its exhibits, is being sent to the Company.

Very truly yours,
For Sayid and Associates LLP

M. David Sayid

cc: Henry J. Rhodes

BusinessWire

Equidyne Corp, Responds to Stockholder Nominations

April 09, 2002 08:30:00 AM ET

SAN DIEGO--(BW HealthWire)--April 9, 2002--Equidyne Corp. IJX today announced that a notice received by the Company on behalf of Mr. Henry J. Rhodes regarding Mr. Rhodes' intent to nominate an alternate slate of directors at the Company's 2002 annual meeting of stockholders and to have that slate included in the Company's proxy statement is invalid because it fails to meet various applicable state and federal legal requirements. Mr. Rhodes' nominees are, therefore, ineligible for election at the Company's 2002 annual meeting.

About the Company:

Equidyne Corp. (www.equidyne.com), through Equidyne Systems Inc., a wholly-owned subsidiary based in San Diego, is working to capitalize on the growing market for needle-free drug delivery systems for subcutaneous injections. The INJEX(TM) needle-free injector is a compact, uncomplicated device that delivers a virtually painless injection through the skin in a fraction of a second, and eliminates needle stick and disposal problems. The INJEX (TM) system is a comfortable, economical alternative to delivering medications using conventional needle injections.

Contact Information:
Equidyne Corp., San Diego
Jeffery Weinress, 858/451-7001
Chief Financial Officer

Back to Recent News

the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 11. Advance Notice of Stockholder Business. At any annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who is entitled to vote with respect thereto and who complies with the notice procedures set forth in this Section 11. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in voting to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered or mailed to and received at the principal executive offices of the Corporation not less than sixty days nor more than ninety days prior to the date of the annual meeting; provided, however, that in the event that less than fifty days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary shall set forth as to each matter such stockholder proposes to bring before the annual meeting, the following:

(i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

(ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business;

Annex B

CAHILL GORDON & REINDEL
EIGHTY PINE STREET
NEW YORK, N.Y. 10005-1702

WASHINGTON, D.C. OFFICE
1990 K STREET, N.W.
WASHINGTON, D.C. 20006-1181

EUROPEAN OFFICE
AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON EC2N 2HA

TELEPHONE 212-701-3000
FACSIMILE 212-269-5420

WRITER'S DIRECT NUMBER

(212) 701-3450

RECEIVED
APR 16 2002

April 16, 2002

Re: Equidyne Corporation
(Commission File No. 0-9922)

Dear Sir or Madam:

On behalf of and as counsel to Equidyne Corporation (the "Company"), we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy statement and form of proxy for its 2002 annual meeting of stockholders (the "2002 Proxy Statement") a request, submitted on behalf of Mr. Henry J. Rhodes, to nominate five individuals for election to the Company's Board of Directors.

On March 27, 2002, the Company received a letter, sent on behalf of Mr. Rhodes, which set forth Mr. Rhodes' request. On April 2, 2002, the Company received a second letter, sent on behalf of Mr. Rhodes, requesting that the Company confirm that Mr. Rhodes' nominees will appear in the 2002 Proxy Statement. Finally, on April 5, 2002, the Company received a third letter, sent on behalf of Mr. Rhodes, requesting that the Company provide Mr. Rhodes with certain information pursuant to Rule 14a-7 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As evidenced by Mr. Rhodes' letters, it is unclear what action Mr. Rhodes is requesting that the Company take. Mr. Rhodes' March 27, 2002 letter simply states, in relevant part, "[b]y this letter, Mr. Rhodes, is proposing an alternate slate of nominees for the Company's Board of Directors" and provides biographical information relating to each of his purported director nominees. Pursuant to Mr. Rhodes' April 2, 2002 letter, Mr. Rhodes then requests that his director nominees appear in the 2002 Proxy Statement. However, Mr. Rhodes' April 5, 2002 letter, which states that it is an "official request" for information pursuant to Rule 14a-7 of the Exchange Act, clearly indicates that Mr. Rhodes expects to prepare his own solicitation material, rather than include his director nominees in the 2002 Proxy Statement.

Again, although Mr. Rhodes' letters are both contradictory and unclear, to the extent that such letters purport to constitute a shareholder proposal, pursuant to Rule 14a-8 of the Exchange Act, to include in the 2002 Proxy Statement Mr. Rhodes' nomination of five individuals for election to the Company's Board of Directors, we hereby notify the Commission of the Company's intention to exclude such nominations from the 2002 Proxy Statement. The Company has based its determination, in part, on Rule 14a-8(i)(8) of the Exchange Act, which states that a company may exclude a shareholder proposal if "the proposal relates to an election for membership on the company's board of directors or analogous governing body."

The Commission has consistently taken the position that shareholder proposals similar to Mr. Rhodes' purported proposal may be excluded under Rule 14a-8(i)(8) and its predecessor, Rule 14a-8(c)(8). For example, in Bull & Bear U.S. Government Securities Fund, Inc. (publicly available July 16, 1998), the Commission stated:

> "...the Commission adopted the exclusion related to elections because it was of the view that the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules...were specifically designed to regulate the conduct of elections."

The Commission reached similar conclusions in Independent Bank Corp. (publicly available February 8, 2002), Global TeleSystems, Inc. (publicly available May 29, 2001), The York Group, Inc. (publicly available February 7, 2001), Westmark Group Holdings, Inc. (publicly available April 17, 2000), Baldor Electric Company (publicly available December 30, 1999), Datron Systems Incorporated (publicly available March 29, 1999), Interim Services Inc. (publicly available December 15, 1998) and Dow Jones & Company, Inc. (publicly available January 31, 1996).

Because the sole subject matter of Mr. Rhodes' letters is the nomination of five individuals for election to the Company's Board of Directors at its 2002 annual meeting of stockholders, Mr. Rhodes' request falls squarely within the language of Rule 14a-8(i)(8) of the Exchange Act and, consequently, we are of the opinion that it may properly be excluded by the Company from its 2002 Proxy Statement.

The Company's 2002 annual meeting of stockholders is scheduled to be held on May 28, 2002 and the Company expects to file the 2002 Proxy Statement on or about April 24, 2002. Accordingly, on behalf of the Company, we hereby respectfully request that the Commission waive compliance with the 80-day filing requirement set forth in Rule 14a-8(j)(1) because the Company received Mr. Rhodes' first letter on March 27, 2002, after such 80-day deadline had passed.

In accordance with Rule 14a-8(j) under the Exchange Act, on behalf of the Company, we enclose herewith for filing six copies of this letter, together with six copies of each of Mr. Rhodes' letters, which are attached hereto as Annex A. One copy of this letter, including Annex A hereto, is being simultaneously sent to Mr. Rhodes.

Should you have any questions regarding any aspect of this matter or require any additional information, please call either the undersigned at (212) 701-3450 or W. Leslie Duffy of this office at (212) 701-3480.

Very truly yours,

Christopher T. Cox

Christopher T. Cox

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

BY HAND

Annex A

SAYID AND ASSOCIATES LLP
ATTORNEYS AND COUNSELORS AT LAW
315 WEST 57 STREET
SUITE 14K
NEW YORK, NY 10019
TEL: (212) 262-6188
262-1166
FAX: (212) 957-6522
247-7535
E-MAIL: sayidlaw@aol.com

March 26, 2002

Equidyne, Inc.
11770 Bernardo Plaza Court
Suite 351
San Diego, CA 92128

ATTEN: Corporate Secretary

RE: Nominations Board of Directors Annual Meeting 2002

Dear Sir or Madam:

This law firm represents Mr. Henry J. Rhodes, a shareholder of 105,206 shares of common voting stock. Mr Rhodes resides at 109 Maple Drive, Cartersville, GA 30120 and may be reached, in addition to mail, by the following means:

Telephone (770) 316- 1536
E-mail Abtry241@aol.com

By this letter, Mr. Rhodes, is proposing an alternate slate of nominees for the Company's Board of Directors. Pursuant to the Company's By-laws, Mr. Rhodes who is the shareholder of record for the shares referred to above, is providing the corporation herewith the following information within the specified time, sixty (60) day time period, required by said By-laws:

The names and biographical information of each of the nominees and their written consent to serve if elected.

The following are the nominees:

Name	Age	Business Experience
David Katz, MD	55	Biomedical research and Development. Faculty Harvard Medical School.
Jonathan C. Javitt, MD, MPH	45	Pharmaceutical Consulting and Pharmacoeconomics. Chief of Technology Officer of CodeRyte™
Louis B. Ostrow, MD	44	Chief of Surgery, and Chief Manager The Vein Center, Memphis, TN and CEO Health Education Network.
Johannes Mauser, Dr. iur (juris)	41	Managing Director at Concord Effekten AG, a Frankfurt-based bank offering investment banking services.
Kenneth Levy	55	Director of Orlando Predator Entertainment, Inc. (NASDAQ: PRED), United Network Marketing Services, Inc. (OTCBB: UMKG), and MVP Group International Inc. (a private company).

There are no legal proceedings, pending or completed against the nominees, their Companies, the directors, executive officers, or of any business that any such person was a general partner or executive officer.

None of the nominees has been convicted of any criminal offense (excluding traffic violations and other minor offenses) nor are any such proceedings pending in any court of competent jurisdiction.

No nominee has been the subject of any judgment or decree by any court of competent jurisdiction revoking, suspending or enjoining any such nominee or otherwise limiting in any way the participation of such person in the total involvement of business, securities or banking activities.

No nominee has been found by any court of competent jurisdiction to have violated a federal securities or commodities law, including any such finding by the Commission or Commodity Futures Trading Commission.

Please direct any inquiries you may have to the undersigned attorney, or to Mr. Edward da Parma of this office at the numbers above.

Detailed biographies of the nominees are enclosed as Appendix "A" to this letter.

Very truly yours,
For Sayid and Associates LLP

M. David Sayid

M. David Sayid

cc: Henry J. Rhodes

Bruce Rich, Esq.
Thelen, Reid & Priest, LLP
40 West 57th St.
New York, NY 10019

Encl.

Engagement Letter
Henry J. Rhodes

Henry J. Rhodes
109 Maple Drive
Cartersville Georgia 30120
Phone 770-316-1536 e-mail ABTRY241@AOL.COM

Equidyne Inc.
11770 Bernardo Plaza Court
Suite 351
San Diego, California 92128

Attention: Corporate Secretary

Dear Madam or Sir,

Pursuant to the Company's by-laws, this letter will serve as a nomination for an alternate Board of Directors to be considered at the annual meeting on May 28, 2002.

I am the owner of 105,026 common voting shares held in my name, Henry J. Rhodes. I reside at 109 Maple Drive, Cartersville, Ga. 30120. I can be reached at 770-316-1536 or by e-mail at abtry241@aol.com.

I have retained Sayid and Associates LLP, a New York law firm, to represent me in this matter. Please consider all correspondence from them in this matter as if it came from me.

They are providing the names, biographies and pertinent information required for the nomination process as part of this mailer. Please direct your questions to them at 212-262-1166.

Thank you for your time and consideration in this matter.

Sincerely,

Henry J. Rhodes

Henry J. Rhodes

CC: Sayid and Associates.

Appendix
A

APPENDIX A
NOMINEES TO THE EQUIDYNE BOARD OF DIRECTORS
BIOGRAPHIES

Jonathan C. Javitt, M.D., M.P.H.

Jonathan C. Javitt, M.D., M.P.H, 45 years old, is a founding member of five successful health information technology companies and has more than 20 years of experience in pharmaceutical consulting, pharmacoeconomics, health information technology, clinical medicine, epidemiology, and statistics. Currently, Dr. Javitt is on the Board of Directors and is Chief Technology Officer of CodeRyte™, a health information technology firm in Bethesda, MD. Prior to CodeRyte, he was Executive Vice President and Chief Science Officer of Active Health Management, Inc His previous ventures include Health Care Computer Associates, Inc., Clinitec International, Inc., Certitude, Inc. (Chairman and President before merging into United Health Care, Inc where he became Senior Vice President and National Medical Director of the Applied HealthCare Informatics subsidiary) and E-Medx, Inc. (Vice-Chairman). He is also a Founding Member and Vice Chairman of American Medical Laboratories in Israel. Dr. Javitt has worked on product development-related consulting projects for Merck, Inc., Pharmacia, Inc., Bayer, Inc., Bausch and Lomb, Inc., Allergan, Inc., and Alcon, Inc.

Dr. Javitt has authored more than 200 scientific books, chapters, papers, and abstracts related to health services delivery, health outcomes, clinical trials, pharmacoeconomics, diabetes, and clinical ophthalmology. He has served in many consulting roles including as an Expert Consultant to the White House Executive Office of the President, the Health Care Financing Administration, National Institutes for Diabetes, Digestive, and Kidney Disorders, National Eye Institute, US Food and Drug Administration, Agency for Health Care Research and Quality, US Centers for Disease Control, the American Medical Association and The World Bank. Dr. Javitt has taught and lectured throughout the United States and internationally.

Dr. Javitt received his undergraduate degree (with Honors) in Biochemistry at Princeton University and his medical degree from Cornell University Medical School. He received postgraduate clinical training in Internal Medicine at the Lenox Hill Hospital in New York, following which he completed his residency at Thomas Jefferson University (Philadelphia) and his fellowship at Johns Hopkins University (Baltimore). Dr. Javitt also has a Master's Degree in Public Health from Harvard University. Dr. Javitt was born November 7, 1956 and currently resides in Chevy Chase, MD, with his wife and family.

David H. Katz, M.D.

David H. Katz, M.D., age 59, has a distinguished 35-year career in medicine, academia, scientific research, as an inventor (over 100 patents), and as a biomedical business executive and entrepreneur. He has founded, and managed, three public companies based on his technology inventions (a fourth public company – also based on Dr. Katz's inventions – was spun-off from one of these). Since the beginning of his career, Dr. Katz has managed a total of over 600 employees in the companies and academic departments for which he was responsible. He has delivered over 500 invited lectures to academic institutions in the U.S. and abroad in the capacity of Visiting Professor or guest Lecturer, and a similar number to Business Forums and meetings in his capacity as a business executive.

Dr. Katz is currently a part-time consultant to various biomedical and pharmaceutical companies and to the Federal government. He has served as a Director on the Boards of 8 corporate organizations, ranging from non-profits (such as The Leukemia Society of America) to for-profit companies (including biomedical companies and banking institutions).

From 1988 to 1998, Dr. Katz was the President, Chief Executive Officer, Chief Scientific Officer and a Director of LIDAK (now Avanir) Pharmaceuticals, which he founded, became the initial primary financial investor in (with over $1.0 million of his personal monies) and took public in 1990. In 1981 Dr. Katz founded Medical Biology Institute (MBI), an autonomous, non-profit basic biomedical research organization in La Jolla, and served as the institute's President and Chief Executive Officer from inception in 1981 through 1998. Dr. Katz also founded QUIDEI in 1981, a for-profit biotechnology company that created the first generation of "at-home" pregnancy tests, among other new diagnostic products currently in the marketplace. At QUIDEL, Dr. Katz served as its Chairman of the Board and Chief Executive Officer from inception in 1981 through March 1985, and as its Chairman of the Board and Chief Scientific Officer through March, 1988. (Another public company, La Jolla Pharmaceuticals, Inc., based on some of Dr. Katz's therapeutic drug inventions, was spun-off from Quidel in 1989).

From 1976 until the founding of QUIDEL and Medical Biology Institute in 1981, Dr. Katz was Chairman of the Department of Cellular and Developmental Immunology at Scripps Clinic and Research Foundation in La Jolla, California. He also held additional professorial appointments at Scripps in the Department of Medicine (1977-1981), Department of Molecular Immunology (1981-1982), and was a Clinical Member, Scripps Clinic Medical Group (1977-1985). From 1971 through 1976, Dr Katz was Associate

Professor on the Faculty of Medicine, Harvard Medical School, At Harvard, he directed an independent scientific research laboratory, taught and trained Medical Students and Postdoctoral Fellows, raised research grant funds from the federal government and private foundations and administered a training program.

Since 1971, Dr. Katz has been awarded more than $120 million in grants from the National Institutes of Health and various private Foundations, and he has trained over 55 scientists who are now serving in academic and/or high administrative positions in the United States, Europe, Japan, and Israel. Dr. Katz has authored over 300 scientific publications including a singularly authored textbook and 6 co-edited books in his field of Immunology and has over 100 U.S. and Foreign filed and/or issued invention patents. He has served on numerous governmental and private advisory commissions in the U.S. and abroad. From the beginning of the "war on cancer" in 1972 (until 1986), Dr. Katz served on the National Cancer Institute's Special Advisory Committee (initiated by then-President Nixon) responsible for funding the major Cancer Centers Program throughout the U.S.

Dr. Katz earned his B.A. degree (with Distinction) from the University of Virginia and his M.D. degree from Duke University Medical School. After clinical training in Thoracic Surgery and Clinical Endocrinology at Duke Medical Center and in Internal Medicine at The Johns Hopkins University Hospital, Dr. Katz began his professional career as a Staff Associate in the Laboratory of Immunology, at the National Institutes of Health (NIH). Dr. Katz was born in Richmond, Virginia on February 17, 1943. He has been married to Lee R. Katz, a research scientist, since 1963 and together they have two daughters, Lisa (age 34) and Danica (age 32), and one grandson, Benjamin (age 1 month). The family resides in La Jolla, California.

Dr. Iur. Johannes Mauser

Dr. Johannes Mauser, 42 years old, presently is a Managing Director at Concord Effekten AG, a Frankfurt-based bank which focuses on the German small and mid cap markets and which provides investment-banking services. Concord Effekten is also a major shareholder AG (approximately 10%) of Rösch, which has a contractual relationship with Equidyne Corp. Dr. Mauser is a founder of Concord's corporate finance business, where he has been responsible for building up a strong equity capital markets (ECM) team as well as the legal department. Currently, Dr. Mauser is responsible for raising a multi-million dollar financing for a private equity technology fund.

From 1994 to 1998, Dr. Mauser was a vice president in the legal department and the corporate finance division of a southwest German Bank, Baden-Württembergische Bank AG, Stuttgart. Concurrently, he served as a General Manager at the Technologie Zentrum Stuttgart-Pfaffenwald GmbH, a Center for technology start-up companies. In addition, Dr. Mauser served as member of the board at Mittelständische Beteiligungsgesellschaft Baden-Württemberg GmbH, a venture capital firm specializing in technology startup companies in southwestern Germany. Since 1996, Dr. Mauser has been a registered attorney-at-law at the local and regional court in Frankfurt/Mains, Germany.

In addition to other transactions, Dr. Mauser has been involved in several financing projects in the medical technology industry, including three initial public offerings (IPO) at the Frankfurt stock exchange. He has a thorough understanding of financing and building up innovative growth companies including strategic consulting and the organization of mergers & acquisitions. Dr. Mauser presently serves as a Supervisory Board Member of Eckert & Ziegler AG, a stock-listed German medical technology company in the field of isotope technology. Dr. Mauser frequently speaks at venture capital conferences and IPO forums.

After graduating in 1979 from High School in Hechingen, Germany, Dr. Johannes Mauser served in the German Airforce from 1979 to 1980. Dr. Mauser received his first and second (Bar exam) German law degree from Eberhard-Karls-University, Tübingen, Germany. He received his Doctorate degree (Dr. iur.) from 1993 to 1996 at the same University. He was born in Tübingen, Germany in 1960. He is married to Dunja Anna Debis, a Diplom Kauffrau (similar to an MBA degree), and they reside in Dreieich/Frankfurt, Germany with their young daughter Anna Lena and their young son Louis Florentin.

Louis B. Ostrow, M.D.

Dr. Louis B. Ostrow, 44 years old, is a Board Certified Cardiothoracic Surgeon who presently serves as Chief of Surgery and Chief Manager of The Vein Center and is the CEO and President of the Health Education Network, both in Memphis Tennessee. Dr. Ostrow was the Co-Founder (1997) and Founder (1998), respectively, of these two organizations. In 1991 Dr. Ostrow founded and then directed (until 1997) a heart surgery program at a regional medical center in Missouri. He was also the Chairman of Cardiothoracic Surgery at that institution during the same time period. During the preceding year, Dr. Ostrow served as a Staff Cardiothoracic Surgeon at the Heart Institute of the Desert in Rancho Mirage, California (1990-1991), and was Chief of Thoracic Surgery at that institution. He has held previous hospital staff appointments at the Eisenhower Medical Center-Rancho Mirage, CA and Saint Francis Medical Center-Cape Girardeau, Missouri. Currently, he holds staff appointments at the Saint Francis Hospital, Baptist Memorial Hospitals and Methodist Hospitals, all in Memphis, TN.

Dr. Ostrow is a Fellow of the American College of Surgeons and the American College of Chest Physicians as well other medical and surgical societies. He is the recipient of numerous medical and surgical awards and has authored and presented many papers relating to cardiovascular surgery and other medical topics, including the recently released consumer book, *Veins: Everything You Need to Know for Health and Beauty* that he co-authored with his wife (also a physician and surgeon).

Dr. Ostrow received his B.A. in Biology (with Honors), graduating *Magna cum laude*, from Temple University and his M. D. degree from New York Medical College. He completed his post-graduate training in general surgery residency at Davis Grant United States Air Force Medical Center, Travis Air Force Base, California, during which time he also served as an officer in the United States Air Force. He was also the United States Air Force Trauma and Burn Fellow in the Department of Surgery at the University of California, San Francisco General Hospital. He completed his specialty training in cardiovascular and thoracic surgery at the University of Tennessee in Memphis. He has received Board Certification in both General Surgery (1989) and Thoracic Surgery (1991) and has subsequently been recertified in both specialties. Dr. Ostrow was born in Philadelphia, Pennsylvania in 1958. He is married to Bridget F. Ostrow, also an M.D. (surgeon), and they reside in Memphis, Tennessee with their two young daughters (Anne and Rachel) and sons (Samuel and Eli).

Kenneth Levy

Kenneth Levy is currently a director of Orlando Predator Entertainment, Inc. (NASDAQ: PRED), United Network Marketing Services, Inc. (OTCBB: UMKG), and MVP Group International Inc. (a private company).

At 55 years old Mr. Levy has over 30 years of successful business and entrepreneurial experience. His expertise ranges from startup and early stage development to executive management, corporate finance and sales. Mr. Levy has many successes to his credit.

After graduating from Hofstra University in 1968 with a degree in Chemistry, Mr. Levy began his career in the securities brokerage industry. In 1972, Mr. Levy left the brokerage industry to become a salesman for a division of

American Hospital Supply; after only 5 years, he became National Accounts Manager. Mr. Levy left American Hospital Supply in 1976 to found a retail apparel outlet, which he grew to over 21 stores. He grew that business to over several million in revenue and in 1980 Mr. Levy successfully negotiated the sale of all 21 stores.

In 1986, Mr. Levy returned to the brokerage industry as an operating officer of the investment banking/brokerage firm, Global Capital, which he helped to create and grow to over 300 brokers doing business around the world. Mr. Levy was actively involved in working with client companies to obtain financing in addition to playing a key role in structuring and negotiating numerous investment-banking transactions. Mr. Levy has participated in the operation of the capital markets in successfully obtaining financing, both equity and debt, to provide the necessary financial resources to support development stage companies.

In 1997, Mr. Levy joined Jansen-Myers as Managing Director specialization in turnaround situations. Throughout the 1990's, Mr. Levy worked on several projects as principal within the former Republics of the Soviet Union. He has developed and financed several businesses in the former Soviet Union, a number of which continue operating today.

A native New Yorker, Mr. Levy was born and raised in New York City. He is married to Beverly Levy for 31 years and together they have raised two sons, Drew (age 21) and Chad (age 17).

American Hospital Supply; after only 5 years, he became National Accounts Manager. Mr. Levy left American Hospital Supply in 1976 to found a retail apparel outlet, which he grew to over 21 stores. He grew that business to over several million in revenue and in 1980 Mr. Levy successfully negotiated the sale of all 21 stores.

In 1986, Mr. Levy returned to the brokerage industry as an operating officer of the investment banking/brokerage firm, Global Capital, which he helped to create and grow to over 300 brokers doing business around the world. Mr. Levy was actively involved in working with client companies to obtain financing in addition to playing a key role in structuring and negotiating numerous investment-banking transactions. Mr. Levy has participated in the operation of the capital markets in successfully obtaining financing, both equity and debt, to provide the necessary financial resources to support development stage companies.

In 1997, Mr. Levy joined Jansen-Myers as Managing Director specialization in turnaround situations. Throughout the 1990's, Mr. Levy worked on several projects as principal within the former Republics of the Soviet Union. He has developed and financed several businesses in the former Soviet Union, a number of which continue operating today.

A native New Yorker, Mr. Levy was born and raised in New York City. He is married to Beverly Levy for 31 years and together they have raised two sons, Drew (age 21) and Chad (age 17).

Letters of Consent
To Serve

Jonathan C. Javitt, M.D., M.P.H.
8300 Twin Forks Lane
Chevy Chase, Maryland 20815

March 17, 2002

Att: David Sayid, Esq.

Re: Equidyne, Inc.

Dear Mr. Sayid,

I accept the nomination to serve on the Board of Directors of Equidyne, Inc. If elected, I consent to serve as a director. As discussed, there are no past or present issues brought against me by the SEC, the Commodities Exchange, or any similar entity and I have never been barred from any activity by those or other public regulatory entities.

Sincerely yours,

Jonathan C. Javitt, M.D., M.P.H.

DAVID H. KATZ, M. D.

March 16, 2002

SENT VIA FAX
(212) 247-7535

Mr. David Sayid

Re: Equidyne Board Nominees Slate

Dear Mr. Sayid:

I am writing with the understanding that you are qualified legal counsel representing Mr. Charles Kusche and other investors in Equidyne.

I hereby accept the nomination to serve on the Board of Directors of Equidyne. If elected, I hereby consent to serve as a Director.

I also warrant that I am not involved in any existing or pending legal actions, nor have I ever been involved in any matters pertaining to SEC or any other regulatory authorities' rules, regulations and/or laws.

Sincerely yours,

David H. Katz

David H. Katz, M.D.

1775 La Jolla Rancho Road La Jolla, California 92037
Phone (858) 454-5054 Fax (858) 454-9054
E-Mail DKatzMD@aol.com

CONCORD
Effekten Aktiengesellschaft

Personal/Confidential
Mr.
David Sayid
Attorney at Law
Sayid & Associates
315 West 57th Street, Suite 14K
10019 New York, NY

Frankfurt/Main, March 21, 2002

Via Telefax: 001-212-2625188

Nomination to Board of Directors of Equidyne Corp.

Dear Mr. Sayid,

I refer to Mr. Sailer's conversations with Charles Kusche regarding the nomination of a new Board of Directors at Equidyne Corp. We learned that you plan to deliver the list with these new directors to Equidyne Corp. by Friday, March 22 in order to have it properly on the agenda for the shareholders meeting which is called up for May 28, 2002.

I was nominated by Concord Effekten AG to serve on the Board of Directors of Equidyne Corp. on March 18, 2002 in accordance with the shareholder group represented by Mr. Charles Kusche.

I hereby accept the nomination to serve on the Board of Directors of Equidyne Corp. and if elected on the next shareholder meeting, which is called up for May 28, 2002, I consent to serve under the condition of an D&O insurance.

Best Regards

Dr. J. Mauser

Dr. Johannes Mauser
Managing Director
Concord Corporate Finance GmbH

Louis B. Ostrow, MD

6209 Poplar, Suite 200
Memphis, TN 38119
Tel: 901-818-0100
Fax: 901-818-0104
lbostrow@usit.net

March 21, 2002

VIA FACSIMILE TO: 212-247-7535

Mr. David Sayid

Re: Equidyne

Dear Mr. Sayid,

I am pleased to accept a nomination to serve on the Board of Directors of Equidyne Corporation and, if I am elected, I consent to serve as a Director on the Board.

I also inform you that I am not involved, nor ever have been involved, in any SEC-related problems or any legal actions that would hinder me from accepting a position on a public company Board.

Sincerely Yours,

Louis B. Ostrow

Louis B. Ostrow, M.D.

KENNETH LEVY
43 FIFTH AVENUE
NEW YORK, N.Y. 10003
(212) 929-0399

March 25, 2002

To Whom It May Concern:

I accept the nomination to serve on the board of directors of Equidyne Corporation. If elected, I consent to serve.

[signature]

SAYID AND ASSOCIATES LLP
ATTORNEYS AND COUNSELORS AT LAW
315 WEST 57 STREET
SUITE 14K
NEW YORK, NY 10019
TEL: (212) 262-6188
FAX: (212) 957-6522
E-MAIL: sayidlaw@aol.com

April 2, 2002

Mr. Jeffery Weinress
Equidyne Corporation
11770 Bernardo Plaza Court
Suite 351
San Diego, CA 92128

VIA FACSIMILE AND OVERNIGHT MAIL

RE: NOMINEES FOR THE BOARD OF DIRECTORS FOR EQUIDYNE CORPORATION

Dear Mr. Weinress:

We note from our receipt from Federal Express that on March 27, 2002 at 10:50 AM PST the Company received our correspondence and packet regarding the nominees for the Board of Directors from Mr. Rhodes.

Please contact us confirming that these nominees will indeed appear in the Equidyne proxy statement along with any additional information that may be required. If we have not received an answer to this letter by April 10, 2002, we will assume that Equidyne has elected to ignore Mr. Rhodes' nominations and will begin appropriate legal action before the Court of Chancery in Delaware, the Securities and Exchange Commission as well as in any court of competent jurisdiction to insure the inclusion of these nominees in the Equidyne proxy statement.

In addition, as we read the Company's press release announcing the date of the annual meeting, we noted that the Company fails to provide a time and place where said meeting will be held. Pursuant to Equidyne's by-laws, notice must be received by the shareholders no later than ten (10) days prior to the date of the meeting. Since we represent a growing number of shareholders who plan to attend the annual meeting, we would appreciate any information regarding the site and time of the meeting so they may make appropriate hotel and airline reservations.

Very truly yours,
For Sayid and Associates LLP

M. David Sayid

M. David Sayid

cc: Henry J. Rhodes

Bruce Rich, Esq.
Thelen, Reid & Priest

SAYID AND ASSOCIATES LLP
ATTORNEYS AND COUNSELORS AT LAW
315 WEST 57 STREET
SUITE 14K
NEW YORK, NY 10019
TEL: (212) 262-6188
FAX: (212) 957-0522
E-MAIL: sayidlaw@aol.com

April 5, 2002

Mr. Jeffrey Weinress
Equidyne, Corp.
11770 Bernardo Plaza Court
Suite 351
San Diego, CA 92128

VIA FACSIMILE AND FEDERAL EXPRESS

RE: REQUEST FOR INFORMATION

Dear Mr. Weinress:

This letter is an official request pursuant to Rule 14 a - 7 of the Securities and Exchange Act of 1934, as amended on behalf of Henry Rhodes, shareholder as follows:

(a) Notification as to whether the Company has elected to (i) mail Mr. Rhodes' shareholder's nominee materials; or (ii) provide Mr. Rhodes a security holder list ;or (iii) mail copies of any proxy statement, form of proxy or other soliciting material furnished by the security holder to the record holders, including banks, brokers, and similar entities, as designated by Mr. Rhodes.

(b) A statement of the approximate number of record holders and beneficial holders, separated by type of holder (institutional, individual, trust, bank, etc.) and class, owning securities in the same class or classes as holders which have been or are solicited on management's behalf.

(c) The estimated cost of mailing proxy statements, form of proxy or other communication to such holders, including to the extent known or reasonably available, the estimated cost of mailing to any bank, broker, and similar person through whom the Company has solicited or intends to solicit beneficial owners in connection with the annual shareholders' meeting.

(d) A reasonably current list of the names, addresses, security positions of record holders, including banks, brokers and similar entities, holding securities which have been or are to be solicited on management's behalf.

(e) The names, addresses and security positions of beneficial owners as specified in § 240.14a-13(b) of the Act, in the possession, or which subsequently comes into the possession, of the Company.

(f) All security holder list information shall be in the format as follows:

Name	Address	Class	No. of Shares Owned	No. of Shares Beneficially Owned

(g) The time and place of the meeting so that we may file Schedule 14 a with the Securities and Exchange Commission.

The Commission requires that this information be delivered to Mr. Rhodes within five (5) business days of receipt. Delivery of this information to this firm must be completed on or before April 15, 2002.

Should you decide to ignore Mr. Rhodes's request, he has authorized us to make the appropriate disclosures of the Company's non-compliance with the United States Securities and Exchange Commission.

Very truly yours,
For Sayid and Associates LLP

M. David Sayid

cc: Henry Rhodes

CAHILL GORDON & REINDEL
EIGHTY PINE STREET
NEW YORK, N.Y. 10005-1702

WASHINGTON, D.C. OFFICE
1990 K STREET, N.W.
WASHINGTON, D.C. 20006-1181

EUROPEAN OFFICE
AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON EC2N 2HA

TELEPHONE 212-701-3000
FACSIMILE 212-269-5420

WRITER'S DIRECT NUMBER
(212) 701-3840

May 3, 2002

Re: Equidyne Corporation
<u>(Commission File No. 0-9922)</u>

Dear Mr. Gumbs:

This is to confirm, on behalf of Equidyne Corporation, that it is withdrawing its April 16, 2002 notification regarding a request by Mr. Henry J. Rhodes.

Sincerely,

W. Leslie Duffy

Keir Gumbs, Esq.
Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

<u>VIA FAX 202-942-9525</u>